Höganäs

March 9, 2009

Securities and Exchange Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
USA

09045775

SEC
Mail Processing
Section

MAR 20 2009

Washington, DC
122

Attention: Special Counsel, Office of
International Corporate Finance

SUPPL

Dear Sir or Madam,

Re.: Rule 12g3-2(b)
File No. 82-3754

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that Höganäs AB is subject to the Exchange Act.

Yours sincerely,

HÖGANÄS AB (publ)

Christel Hübinette

dlw 4/3

Encl. Press Release

Postal address: Höganäs AB (publ.) | SE-263 83 Höganäs | Sweden
VAT No. SE-556005-0121 | Reg.Office: Höganäs | Tel +46 42 33 80 00 | Fax +46 42 33 80 80 | www.hoganas.com

Rule 12g3-2(b)
File No.
82-3759

PRESS RELEASE

LKAB, Höganäs AB and StatoilHydro conduct feasibility study for ironworks at Tjeldbergodden, Norway

Today, 9 March, LKAB, Höganäs AB and StatoilHydro have reached an agreement to conduct a feasibility study for a new ironworks outside Trondheim, Norway

The project will investigate the possibility of future DRI iron production in Norway. This collaboration brings together the partners' technological know-how — the benefits of LKAB's iron ore pellets, Höganäs' usage and sale of metal products and StatoilHydro's skills in energy generation and gas refining.

The intended location is close to the industrial facility at Tjeldbergodden, south of Trondheim, offering good links to existing infrastructure such as an incoming natural gas pipeline, methanol plant and harbour.

A market-oriented project offering good environmental solutions
One main reason for using Tjeldbergodden is that CO_2 emissions can be minimized by using natural gas. The ambition is to project manage the world's most CO_2-neutral DRI plant — an ironworks with the lowest CO_2 emissions technologically possible.

The feasibility study is based on yearly production of 1.6 million tons, which should require some 2.2 million tons of DR pellet raw material, a product LKAB specializes in.

"LKAB's iron ore pellets are already some of the world's most energy efficient, thanks to the ability of magnetite ore to yield energy in pellet production, coupled with our highly developed refining processes" commented Lars-Eric Aaro, LKAB's Technology & Business Development Director.

The market for high-quality iron is growing rapidly, mainly driven by increasing difficulties in accessing pure scrap.

"The steel market is expanding robustly. In Europe alone, annual growth in the past few years has been some 10 million tons, although this market is also being affected by the crisis," said Alrik Danielson, CEO of Höganäs AB.

"We see opportunities for a promising manufacturing collaboration with LKAB and Höganäs AB, and want to contribute to advancing gas-based industry in central Norway," responded Einar Strømsvåg, StatoilHydro's Manufacturing Director.

The study is scheduled for completion in mid-2010, and will have a total third party cost of NOK 12 m.

Suitable partners
All three partners are technology leaders in their segments.
LKAB is a global leader in DR pellets, and offers highly efficient logistics between Kiruna, Northern Sweden and Tjeldbergodden, Norway. Höganäs AB is a technology and market leader in the metal powder industry with 1,400 customers across 65 countries, working on processes enabling the substitution of scrap with DRI in steel production.
StatoilHydro has long-term experience of developing and running oil and gas-based industries, with a sharp focus on energy-efficient and environmental solutions.

Contacts:

LKAB
Lars-Eric Aaro, Technology & Business Development Director
Tel: +46 70 373 81 06
lars-eric.aaro@lkab.com

Höganäs AB
Sven Lindskog, CFO
Tel: +46 42 33 80 00
sven.lindskog@hoganas.com

StatoilHydro
Cathrine Torp, Vice President of M&M Communication
Tel: +47 41 56 02 64
catt@statoilhydro.com

Höganäs, Sweden, 9 March 2009